Exhibit 99.1

Gorilla Technology Completes Purchase of 1.1 Million Shares, Accelerates Buyback Programme to Capitalise on Substantial Undervaluation

LONDON, September 19, 2024 (NewsFile Corp.) – Gorilla Technology Group Inc. (“Gorilla” or the “Company”) (NASDAQ: GRRR), today announced the completion of its purchase of over 1.1 million shares as part of its recently launched share buyback programme. With over $40 million in unrestricted cash, Gorilla will continue to look for opportunities to purchase additional shares, reaffirming its belief that the company’s stock remains substantially undervalued.

"We believe that Gorilla Technology’s shares are grossly undervalued and this buyback reflects our unshakable confidence in the company’s future. Our strong balance sheet allows us to act decisively in optimising shareholder value while maintaining focus on driving our core business objectives," said Jay Chandan, Chairman and CEO of Gorilla Technology.

The company remains laser-focused on delivering value and growth, with several key areas of strength:

1.	Aggressive Business Expansion: Gorilla is rapidly expanding across regions and sectors, converting substantial pipeline opportunities into confirmed sales, which will drive future growth.

2.	Financial and Operational Excellence: Gorilla is committed to maintaining robust margins, stable cash flow and aggressive growth, allowing the company to capitalise on new opportunities while reinforcing its leadership position in AI-powered cybersecurity and data intelligence.

3.	Protecting Shareholder Value: In light of recent suspicious trading activity involving Gorilla shares, the company is closely monitoring the situation. Should any evidence of illegal market manipulation emerge, Gorilla will act swiftly and decisively in coordination with regulatory authorities to protect the interests of its shareholders.

"We are relentless in our pursuit of value creation and growth for our shareholders. Our buyback programme is just one example of the decisive actions we are taking to address the clear undervaluation of our stock. As we continue to strengthen our financial position and expand our market footprint, Gorilla Technology is positioned for substantial success moving forward," added Chandan.

Gorilla Technology remains committed to delivering exceptional results and growth for its investors. The company anticipates reporting its 1H results before September 30th, with further updates on business strategy and market performance to follow.

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionizing urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:
Dave Gentry
RedChip Companies, Inc.
1-407-644-4256
GRRR@redchip.com